July 13, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. Bedo H. Kalpakian
Chairman and Chief Financial Officer
1199 West Hastings Street, 6th Floor
Vancouver, British Columbia,
Canada V6E 3T5

Re:	Las Vegas From Home.Com Entertainment Inc.
	Form 20-F for the year ended December 31, 2004
	Commission file #: 000-29718

Dear Mr. Kalpakian:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *

Form 20-F for the year ended December 31, 2004

Item 5. Operating and Financial Review and Prospects

- Results of Operations, page 11

1. In future filings, please describe the reasons for any material changes from period to period rather than just quantifying the difference. In this regard, please revise future filings to provide an analysis and quantification of the particular causes of changes in line items such as salaries and benefits, advertising and promotion, and consulting and professional fees. The discussion should include changes between all three income statement periods presented. Additionally, please expand your discussion on the reason for significant changes in revenue to disclose whether the changes are due to price changes, increases in number of customers, or new products.
See Item 5A of the Form 20-F.

Liquidity and Capital Resources, page 15

2. A significant amount of your assets relate to accounts
receivable
that have materially increased as of the end of fiscal year 2004,
continuing into the end of your first quarter of fiscal 2005.   In
addition, the significant amount of accounts receivable comprised over
60% of your fiscal 2004 revenues.   In future filings, please
provide
extensive discussion of this liquidity condition that significantly impacts your working capital position, including the amount and reasons for any accounts receivable that exceed 90 days and management`s basis for concluding these receivables will be collectible.

Notes to the Financial Statements

Note 7. Equipment and Software Development, pages 50

3. From the disclosure in this note and in Item 4.D.II (i.e.
Company
Software) on page 9, we note that a material amount ($660,000) of additional software and development costs were capitalized in fiscal
2004.   In your description, these costs appear to represent costs for
an improvement, modification or enhancement to your existing gaming
software products, rather than costs incurred on the development of a
new product.   In this regard, we note no discussion of any new
products introduced in 2004.   Please tell us and provide complete
and
clear notes disclosure in future filings for the following matters:

* Describe the significant nature of the activities and the
type(s) of
costs that were incurred and capitalized in 2004; and
* Explain your consideration as to why no differences exist
between
the accounting treatment under Canadian and U.S. GAAP purposes. Specifically consider the applicable guidance prescribed in Questions
11 and 22-25 of the FASB Staff Implementation Guide on Applying
SFAS
No. 86 on the treatment for U.S. GAAP purposes, as compared to
Canadian GAAP.   For any differences that exist, note 15 should
describe and reflect an appropriate reconciling item for such amounts.





Note 11. Related Party Transactions

4. We note from your disclosure that you have an agreement with
Bronx,
a related party, in which they receive 40% of the revenues from the
three card games software you operate.  It also appears from Item
7B
that you paid Bronx $292,372 as of December 31, 2004, representing
40%
of the 2004 software revenue. Please explain to us how you account for the transaction with Bronx and whether you reduce revenue for the amount they have earned or charge the amount to an expense line item.
Please specify the expense line item, if applicable.

Note 12. Purchase of Net Revenue Sharing, page 58

5. We note your disclosure that in June 2003 Atlantis purchased a
35%
interest in your revenues for US $1,000,000 of which the portion received was included in the Company`s revenues. Please tell us how much of the $1,000,000 was included in revenues during 2003 and your accounting basis for its classification as revenue. Also, please tell us about the terms of the agreement with Atlantis, specifically whether the $1,000,000 amount was considered "non-refundable," and how you accounted for the amount owed to Atlantis on a monthly basis. We may have further comment upon receipt of your response.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-551-3301 or me at 202-551-
3816
if you have questions.

								Sincerely,



								Joseph A. Foti
								Senior Assistant Chief
Accountant
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Mr. Bedo H. Kalpakian
Las Vegas From Home.Com Entertainment, Inc.
July 13, 2005
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